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                              February 5, 2021

       Alberto Ardura Gonz  lez
       Chief Executive Officer
       Bite Acquisition Corp.
       30 West Street, No. 28F
       New York, NY 10004

                                                        Re: Bite Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 25,
2021
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 2,
2021
                                                            File No. 333-252406

       Dear Mr. Ardura Gonz  lez:

             We have reviewed your registration statement, as amended, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibits

   1. The exclusive forum provision in Section 12.1 of your form of amended and restated
                                                        certificate of
incorporation filed as Exhibit 3.2 indicates that it will not apply to suits brought to enforce any
duty or liability created by the the Securities Act. However, your disclosure on pages 37
and 87 states that the provision will not apply to any action arising under the Securities
Act, as to which the Court of Chancery and the federal district court for the District of
Delaware shall have concurrent jurisdiction. Please revise your prospectus disclosure
or your form of amended and restated certificate of incorporation to address this
discrepancy.
 Alberto Ardura Gonz  lez
Bite Acquisition Corp.
February 5, 2021
Page 2
2. Please provide a legality opinion with respect to the shares underlying the warrants to be offered under the registration statement. In that regard, we note that you have included such shares in the registration fee table.
        You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameAlberto Ardura Gonz  lez
                                                            Division of
Corporation Finance
Comapany NameBite Acquisition Corp.
                                                            Office of Energy &
Transportation
February 5, 2021 Page 2
cc:       Jason Simon, Esq.
FirstName LastName